INTERNATIONAL HEALTH PARTNERS INC.

04 FEB 18 AM 7:21

04012929

February 10, 2004

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Attention: Office of International
Corporate Finance

SUPPL

Dear Sirs:

Re: File No. 82-4868 - International Health Partners Inc. (formerly Canadian Dental Partners Inc.)

Please accept, for filing, the following documents that include information required to be made public:

- News Release dated November 3, 2003
- News Release dated November 26, 2003
- News Release dated January 16, 2004
- News Release dated February 2, 2004

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Should you have any questions or require further information, please do not hesitate to call me at (403) 264-7664.

Yours truly,
INTERNATIONAL HEALTH PARTNERS INC.

Heidi Nellissen
Assistant Corporate Secretary

dlw 2/19

-\hn
Encl.
cc: David B. McQuaig

C:\MyDocuments\IHPCorporate\Securities Commissions\12G Filings

File No 82-4868

PRESS *Release*

04 FEB 10 AM 7:21

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: November 03, 2003
Close October 31, 2003 - $0.27

Trading Symbol: TSX-V: IHP
Shares Outstanding: 11,883,107
Press Release #03-10

INTERNATIONAL HEALTH PARTNERS INC. ANNOUNCES CONDITIONAL APPROVAL OF PRIVATE PLACEMENT

CALGARY, ALBERTA—International Health Partners Inc. ("IHP" or the "Company") reports that the TSX Venture Exchange has conditionally approved the reservation of 243,000 common shares to be issued upon the exercise of share purchase warrants. The exercise price is $0.20 per share and each warrant will expire 24 months from closing. The share purchase warrants will be issued as bonus warrants with the issuance of Debentures that were announced on September 8, 2003. The Company has closed the purchase of $500,000 debentures which funds will be used to finance a previously announced acquisition. There will be a further closing of debentures within two weeks.

The Company further reports that according to a condition of the Qualifying Transaction with PCG Ventures Inc., that took place in February 2003, 75,000 stock options at $0.15 per share were granted to Paul Grehan, a director of IHP, on July 16, 2003. The options will expire on July 15, 2008.

International Health Partners Inc. is a medical and dental "Practice Management Company" ("PMC") in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta. IHP is currently involved in the acquisition of additional health facilities in western Canada.

On Behalf of the Board of Directors

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca
Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca

For media enquires, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.

File No. 82-4868

PRESS *Release*

04 FEB 13 7:21

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: November 26, 2003
Close November 25, 2003 - $0.25

Trading Symbol: TSX-V: IHP
Shares Outstanding: 11,923,607
Press Release #03-11

International Health Partners Inc.
Warrant Amendment

CALGARY, ALBERTA—International Health Partners Inc. reports that the TSX Venture Exchange has accepted notice of an amendment to the exercise price of 700,000 share purchase warrants, from $0.30 to $0.25 per share. The share purchase warrants have an expiry date of November 30, 2003. No warrants had been exercised since date of issue in November 2001.

International Health Partners Inc. is a medical and dental "Practice Management Company" in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services in the province of Alberta.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca
Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@IHP.ca

For media enquires, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.

File No. 82-4868

For Immediate Release
Date: January 16, 2004
Close January 16, 2004 - $0.24

Trading Symbol: TSX-V: IHP
Shares Outstanding: 12,283,608
Press Release #04-01

04 FEB 10 7:21

International Health Partners Inc.
Investor Relations Engagement

CALGARY, ALBERTA—International Health Partners Inc. and its Board of Directors is pleased to announce the engagement of Harbour Financial Inc. as the prime Investor Relations contact for the Company.

Pursuant to the agreement, a monthly fee of $5,000 will be paid to Harbour Financial Inc. The corporation also intends to issue 290,000 stock options exercisable at $0.30. These options will vest over the prescribed vesting period under TSX Venture guidelines. The agreement is for an initial term of six months with a renewal option. The agreement is also subject to regulatory approval.

"This Company, its business model and dedication to manageable growth is something that is in demand by the investment marketplace right now" states Brian Barbour, Principal at Harbour Financial. "This company is on the cusp of broadening its horizons financially, geographically and operationally and Harbour Financial is pleased to assist in this process."

International Health Partners Inc. is a medical and dental "Practice Management Company" in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX-V: IHP), visit our website at www.ihp.ca
Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@ihp.ca

Investor Relations:

Harbour Financial Inc.
Brian Barbour
403 813 5832
&
Thomas Hart
403 701 4278

For media enquires, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.

File No. 82-4868

PRESS Release

INTERNATIONAL HEALTH PARTNERS INC.

For Immediate Release
Date: February 2, 2004
Close: January 30, 2004 - $0.30

Trading Symbol: TSX-V: IHP
Shares Outstanding: 12,283,608
Press Release #04-02

International Health Partners Inc. Announces Grant of Stock Options

CALGARY, ALBERTA — International Health Partners Inc. and its Board of Directors announces that, on January 6, 2004, it granted a total mount of 208,000 stock options at $0.24 per share to Directors, Employees and Consultants. The options will expire on January 5, 2009.

International Health Partners Inc. is a medical and dental "Practice Management Company" in the business of evaluating and consolidating medical & dental clinics. The Company operates a chain of modern health facilities that provide primary medical and dental services.

David McQuaig, President and Director

To find out more about International Health Partners Inc. (TSX-V:IHP), visit our website at www.ihp.ca
Investor inquiries, please call Toll-Free: 1-877-664-6663 or e-mail to: investor@ihp.ca

Investor Relations:

Harbour Financial Inc.
Brian Barbour
403 813 5832
&
Thomas Hart
403 701 4278

For media enquiries, please contact: David B McQuaig, President and CEO, International Health Partners Inc. at (403) 264-7664.

F.le # 82-4868

04 FEB 11 7:21

INTERNATIONAL
HEALTH
PARTNERS
INC.

We are moving

Effective
February 1, 2004

"IHP" has consolidated its Edmonton and Calgary offices and will be moving into new premises at

Suite 1010
1520 – 4th Street S.W.
Calgary, AB, Canada
T2R 1H5

Our telephone and fax numbers will remain the same:

Tel. (403) 264-7664; Fax: (403) 264-7640